

May 22, 2018

Bob Shanks
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 8, 2018**
> **File No. 001-03950**

Dear Mr. Shanks:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Division of Corporation Finance
                           Office of Transportation and Leisure